Room 4561
						October 18, 2005



Mr. Michael E. Rohrkemper
Chief Financial Officer and
Chief Accounting Officer
Pomeroy IT Solutions, Inc.
1020 Petersburg Road
Hebron, KY 41048

Re:	Pomeroy IT Solutions, Inc.
	Form 10-K for Fiscal Year Ended January 5, 2005
	Filed April 5, 2005
      Form 10-K/A for Fiscal Year Ended January 5, 2005
	Filed May 5, 2005
      Form 10-Q for Fiscal Quarter Ended July 5, 2005
	Filed August 15, 2005
	File No. 000-20022


Dear Mr. Rohrkemper:

      We have reviewed your response letter dated September 8,
2005
and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended January 5, 2005

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Liquidity and Capital Resources, page 23

1. We have read your response to prior comment number 1. You indicate, but do not propose any additional disclosure, that operating cash flows were affected by the aggressive pursuit of cash discounts related to accounts payable and a significant change in your credit terms resulting from the elimination of an ARC factoring arrangement. In addition, we note that there have been fluctuations in working capital items that appear to have been material as compared to your operating cash flows that are not addressed in your current or proposed disclosures. Disclosing these changes solely through presenting cash flows using the indirect method does not provide a sufficient basis for a reader to analyze the changes. Please explain to us why your proposed disclosures do not address these issues.

Item 9A. Controls and Procedures, page 25

2. We have read your response to prior comment number 2. Considering that you and your auditors believed it necessary to perform additional manual processes, extended cut-off procedures and testing subsequent to year end to mitigate the known deficiencies for purposes of filing your initial Form 10-K, it remains unclear to us how you considered condition (D) of SEC Release 34-50754 as of April
5, 2005. Please explain further how you concluded that these deficiencies should not have been reported in your initial filing and how you concluded that your disclosure controls and procedures were effective. In addition, tell us which of the deficiencies described in your response to prior comment number 9 were known at April 5, 2005.

Financial Statements

Note 2.  Summary of Significant Accounting Policies

Revenue Recognition, page F-9

3. We have read your response to prior comment number 6. Please quantify the extent to which you enter into bill and hold transactions and provide us with the following:

* Describe to us how you conclude that the risks of ownership have passed to the customer;

* Explain to us how you determine that your customers have requested the bill and hold transactions and identify the form in which these requests are made; and

* Confirm that there is a stated, fixed delivery schedule.

Form 10-K/A Filed May 5, 2005

Item 9A. Controls and Procedures

4. We have read your response to prior comment number 9 that provides the aggregate impact of the unadjusted audit differences. Please provide us with a schedule that shows each individual unadjusted audit difference for the fiscal year ended January 5, 2005.

Form 10-Q for Fiscal Quarter Ended July 5, 2005

Item 4.  Controls and Procedures, page 20

5. We note your response to prior comment number 10 and do not believe that your disclosure complies with Item 307. In this regard, your disclosure should provide a clear conclusion regarding the effectiveness as of the end of the period covered by the report.

6. We note your response to prior comment number 11 and believe that additional disclosures are necessary if you continue to describe the review performed by the third party consulting firm. Your current disclosures regarding this review and its preliminary conclusions appear to contradict the continued existence of the material weaknesses as described in the body of your Item 9A disclosures. We believe that you should provide additional disclosures that explain how you expect readers to interpret this information and provide sufficient qualifying language to avoid any confusion as to how this information relates to your current conclusions regarding your controls.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	You may contact Christine Davis, Staff Accountant, at (202)
551-
3408, Mark Kronforst, Senior Staff Accountant at (202) 551-3451 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,



      Brad Skinner
							Accounting Branch Chief
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Mr. Michael E. Rohrkemper
Pomeroy IT Solutions, Inc.
October 18, 2005
Page 4